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                                                                EXHIBIT 12

             BURLINGTON NORTHERN RAILROAD COMPANY AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                     (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                 (UNAUDITED)


                                               Six Months Ended
                                                    June 30,
                                                 1996     1995
Earnings:


  Pre-tax income                              $   494  $   437

  Add:
    Interest and fixed charges,
      excluding capitalized interest               28       39

    Portion of rent under long-term
      operating leases representative
      of an interest factor                        80       71

  Less:  Undistributed equity in earnings
           of investments accounted for
           under the equity method                  1        -
                                              -------  -------

  Total earnings available for fixed charges  $   601  $   547
                                              =======  =======

Fixed charges:

  Interest and fixed charges                  $    28  $    39

  Portion of rent under long-term operating
    leases representative of an interest
    factor                                         80       71
                                              -------  -------

  Total fixed charges                         $   108  $   110
                                              =======  =======

Ratio of earnings to fixed charges              5.56x    4.97x
                                              =======  =======
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